Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Florida Municipal Bond Fund
		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	2,379,577	0.28		8,356,845	9.20
Class B	285,358	0.24		1,190,449	9.20
Class C	178,784	0.22		810,076	9.20
Class I	6,810,101	0.35		19,660,688	9.20